SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3/A
(AMENDMENT NO.4)
RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF
THE SECURITIES EXCHANGE ACT OF 1934

FORDING CANADIAN COAL TRUST
(Name of the Issuer)
FORDING CANADIAN COAL TRUST
FORDING (GP) ULC
TECK COMINCO LIMITED
(Names of Person(s) Filing Statement)
Units, no par value
(Title of Class of Securities)
345425102
(CUSIP Number of Class of Securities)

Fording Canadian Coal Trust Suite 1000, 205 - 9th Avenue SE Calgary, Alberta T2G 0R3 Attention: James F. Jones (403) 260-9800	Fording (GP) ULC Suite 1000, 205 - 9th Avenue SE Calgary, Alberta T2G 0R3 Attention: James F. Jones (403) 260-9800	Teck Cominco Limited Suite 3300 - 550 Burrard Street Vancouver, British Columbia V6C 0B3 Attention: Peter C. Rozee (604) 699-4000
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)
With copies to

Osler, Hoskin & Harcourt LLP 620 8th Avenue – 36th floor New York, New York 10018 Attention: Kevin D. Cramer, Esq. (212) 991-2537	Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 Attention: Edwin S. Maynard, Esq. (212) 373-3000	Stikeman Elliott LLP 5300 Commerce Court West 199 Bay Street Toronto, Ontario M5L 1B9 Attention: William J. Braithwaite, Esq. (416) 869-5500
This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☑	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☑
CALCULATION OF FILING FEE

Transaction valuation*	$13,687,116,439.03	Amount of filing fee	$537,904

*	Set forth the amount on which the filing fee is calculated and state how it was determined.

*	Calculated solely for the purpose of determining the filing fee. The filing fee was determined by adding (a) the product of (i) 150,175,327 Units, plus 18,632 Exchange Options to acquire an equal number of Fording Units, plus 151,050 Phantom Units that can be settled for an equal number of Fording Units and (ii) cash consideration of $82.00 per Fording Unit, plus (b) $1,358,825,701.03, being the value of the 36,834,527 Teck Class B subordinate voting shares issued to Fording Unitholders (including holders of Exchange Options and Phantom Units), on the basis of 0.245 Class B subordinate voting shares per Fording Unit, based on the average of the high and low prices of Teck’s Class B subordinate voting shares on August 15, 2008 (i.e., $36.89) ((a) and (b) together, the “Total Consideration”). The payment of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b), was calculated by multiplying the Total Consideration by 0.0000393.

☑	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$537,904	Filing Party:	Fording Canadian Coal Trust, Fording (GP) ULC and Teck Cominco Limited

Form or Registration No.:	Schedule 13E-3, File No. 005-62313	Date Filed:	August 21, 2008

Introduction
     This Amendment No. 4 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Final Amendment”) amends and supplements the Schedule 13E-3 filed with the U.S. Securities and Exchange Commission (the “SEC”) by Fording Canadian Coal Trust, an unincorporated, open-ended mutual fund trust governed by a Declaration of Trust and the laws of Alberta, Canada (“Fording”), Fording (GP) ULC, an unlimited liability company organized under the Companies Act (Nova Scotia), and Teck Cominco Limited, a company incorporated under the laws of Canada (“Teck”), on August 21, 2008 (the “Original 13E-3”), as amended by Amendment No. 1 to the Original 13E-3 filed with the SEC on August 27, 2008, Amendment No. 2 to the Original 13E-3 filed with the SEC on September 10, 2008 and Amendment No. 3 to the Original 13E-3 filed with the SEC on September 30, 2008.
     This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the Rule 13e-3 transaction. On September 30, 2008, the securityholders of Fording approved the Arrangement Agreement, dated July 29, 2008, as amended by an amending agreement dated September 6, 2008 between Fording and Teck and the related Plan of Arrangement (the “Plan of Arrangement”) and the Court of Queen’s Bench of Alberta approved the Arrangement (the “Arrangement”) under Section 193 of the Business Corporations Act (Alberta), as set forth in the Plan of Arrangement. Pursuant to the Arrangement, on October 30, 2008, Teck acquired all of the assets and assumed all of the liabilities of Fording, and Fording unitholders received 0.245 of a Teck Class B subordinate voting share and cash in the amount of US$82.00 (less any amounts withheld on account of taxes) for each unit.
     Upon completion of the Arrangement, Fording terminated and ceased to exist and Fording’s units will be delisted from the Toronto Stock Exchange and the New York Stock Exchange.

SIGNATURE
     After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of October 30, 2008

FORDING (GP) ULC
By:	/s/ Peter C. Rozee
	Name:	Peter C. Rozee
	Title:	Vice President

TECK COMINCO LIMITED
By:	/s/ Peter C. Rozee
	Name:	Peter C. Rozee
	Title:	Senior Vice President, Commercial Affairs

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